02051745

PE
8-1-02

APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2002 (1) **File No.: 0-11378**

TransGlobe Energy Corporation

(Translation of Registrant's Name into English)

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

TransGlobe Energy CORPORATION

Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta Canada T2P 0L4
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
E-mail: trglobe@trans-globe.com
Website: www.trans-globe.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2002 SECOND QUARTER RESULTS

Friday, August 16, 2002 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the six month period ended June 30, 2002. **All dollar values are expressed in United States dollars unless otherwise stated.** Per barrel of oil equivalent ("Boe") amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

HIGHLIGHTS

- **Record production of 1,726 Boepd for the second quarter of 2002**
- **Record cash flow from operations of $1,951,125 for the second quarter of 2002**
- **Expanded Yemen drilling program for balance of 2002**

FINANCIAL AND OPERATING UPDATE

	Three Months Ended June 30			Six Months Ended June 30		
Financial	**2002**	**2001**	**Change**	**2002**	**2001**	**Change**
Oil and gas revenue net of royalties	2,859,258	2,488,120	15%	4,830,330	4,978,085	(3)%
Operating expense	464,034	329,313	41%	876,440	777,832	13%
General and administrative expense	237,642	187,467	27%	430,545	320,190	34%
Depletion and depreciation	1,078,000	755,000	43%	1,956,000	1,489,000	31%
Income taxes	234,862	182,491	29%	406,526	351,658	16%
Cash flow from operations	1,951,125	1,805,319	8%	3,217,758	3,544,619	(9)%
Basic and diluted per share	0.04	0.04	-	0.06	0.07	(14)%
Net income	873,125	1,034,101	(16)%	1,188,128	2,039,401	(42)%
Basic and diluted per share	0.02	0.02	-	0.02	0.04	(50)%
Capital expenditures	820,369	628,566	31%	2,189,906	1,747,941	25%
Working capital				2,409,891	1,937,524	24%
Common shares outstanding						
Basic (weighted average)				51,403,641	50,535,332	
Diluted (weighted average)				51,952,759	51,238,336	
Production						
Oil and liquids (Bpd)	1,548	1,228	26%	1,443	1,256	15%
Average price ($ per barrel)	24.49	24.62	(1)%	22.90	23.52	(3)%
Gas (Mcfpd)	1,065	1,144	(7)%	980	1,144	(14)%
Average price ($ per Mcf)	2.65	4.03	(34)%	2.49	5.14	(52)%
Total (Boed) (6 : 1)	1,726	1,418	22%	1,607	1,448	11%
Operating expense ($ per Boe)	2.95	2.55	16%	3.01	2.97	1%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)
The Block 32 joint venture group reviewed the proposed drilling plans for the balance of 2002 and expanded the 2002 drilling program to include up to four wells (one development/appraisal well, two exploration wells and one contingent exploration well). The first well, Tasour #7, will be directionally drilled from the Tasour #6 surface location to test a potential field extension. The well is expected to commence drilling in September and, if successful, could be tied in to the existing production line very quickly. The second well, Al Ghoraf #1, will test an exploration prospect on the northwestern portion of the Block. The third well of the program could either test another exploration prospect or follow up on successful drilling at Tasour and/or Al Ghoraf. The fourth well is contingent upon the results of the first three wells. The drilling rig and services are jointly contracted with two adjacent Blocks to reduce costs and improve overall program efficiency. Based on the current drilling schedule, Tasour #7 will be drilled first commencing in September and the remainder of the Block 32 wells will commence drilling at the end of the fourth quarter, after the rig has drilled two wells on an adjacent non-owned Block.

Block S-1, Republic of Yemen (25% working interest)
Interpretation and mapping of the 230 square kilometer 3-D seismic program acquired in 2001 was completed during the last quarter. The 2001 seismic program evaluated a trend of Alif and Lam formation prospects identified on existing 2-D seismic data. The trend extends from the adjacent Jannah Hunt oil fields (Dhahab and Al Nasr) southeast to the Shell discovery at An Nagyah. The Dhahab and Al Nasr fields are currently producing in excess of 40,000 Bopd from the Alif formation. Approximately 400 square kilometers of additional 3-D seismic data on the adjacent blocks (including coverage of the Dhahab and Al Nasr fields) was acquired through a data trade with Jannah Hunt and Occidental Petroleum. The trade data is being integrated into the Block S-1 mapping.

Three new exploration wells and an appraisal well (on the Harmel discovery) are planned for the second half of 2002. It is expected that the first exploration well, Osaylan #1, will commence drilling early in September when the mobilization of the drilling rig and services is completed. Osaylan #1 will test an Alif structure on the Dhahab/Al Nasr trend. The second exploration well, An Nagyah #2, will evaluate the An Nagyah structure previously drilled by Shell. An Nagyah #1 had an indicated 57 meters (187 feet) of gas over 8.5 meters (28 feet) of oil in the Lam formation. The third exploration well will either appraise Osaylan #1, An Nagyah #2 or test one of several other exploration prospects identified on the Company's 3-D seismic data base. The proposed appraisal well at Harmel #2 has been designed to test and evaluate the shallow oil zones encountered in Harmel #1. A pilot project is planned to complete and equip both the Harmel #1 and #2 for longer term production to determine the feasibility of a full-scale commercial development.

Canada
At Nevis, the Company is preparing to drill a Leduc reef oil test on 100% working interest lands acquired in March 2002. The Nevis prospect, defined by 3-D seismic, is targeting in excess of 500,000 barrels of light oil. In response to increased capital budget commitments in Yemen, the Company farmed out a portion of the Nevis well, retaining operatorship and a 52% working interest before payout (74.5% after payout). The Company expects to commence drilling the Nevis well in August, subject to government approvals.

At Morningside, the Company is preparing to drill an exploratory shallow gas test (58% working interest) at 6-30 in late August. The pipeline tie-in of the 3-28 gas well (100% working interest) was deferred pending the results of 6-30. The 3-28 well is expected to contribute an additional 100 Boepd of new production after the pipeline tie-in is completed prior to the winter heating season.

At Morinville the non-operated 31% working interest gas well, which commenced production in April at an initial rate of 800 Mcfd plus liquids, was shut in after five days of production pending resolution of offsetting landowner issues. The Operator of the well is working with the landowners and the Energy Utilities Board to resolve the situation. The Operator is optimistic that production will resume by the fourth quarter of 2002.

OPERATING UPDATE

Production

In Yemen Block 32, production from Tasour averaged 10,955 Bopd (1,513 Bopd to TransGlobe) during the second quarter of 2002 compared to 8,472 Bopd (1,170 Bopd to TransGlobe) during the second quarter of 2001. Production was partially curtailed during the quarter by fluid handling capacity, pump changes and facility shut downs while modifications were carried out at the Tasour central production facility ("CPF"). Production averaged 11,672 Bopd (1,612 Bopd to TransGlobe) in May and June following completion of the CPF expansion in late April.

Production from Canada averaged 213 Boepd during the second quarter of 2002 compared to 248 Boepd during the second quarter of 2001. Production during the quarter was partially curtailed due to annual gas plant maintenance at Camao and Nevis. In early July, gas production at Nevis and Cherhill was shut in for two weeks in response to very low Canadian spot gas prices which were below $2.00 Cdn/Mcf. Production was restored in mid July as spot gas prices stabilized in the $2.50-$3.00 Cdn/Mcf range. The Company will continue to monitor spot gas prices and adjust production accordingly.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months and six months ended June 30, 2002 and 2001 and the audited financial statements and MD&A for the year ended December 31, 2001 included in the Company's annual report. **All dollar values are expressed in United States dollars unless otherwise stated.**

Operating Results

Net income for the second quarter 2002 was $873,125 ($0.02 per share) compared to a net income of $1,034,101 ($0.02 per share) in 2001 with cash flow from operations of $1,951,125 ($0.04 per share) compared to $1,805,319 ($0.04 per share) respectively. The decrease in net income is primarily a result of increased depletion and depreciation expense in Yemen.

Revenue net of royalties was $2,859,258 for the second quarter 2002 compared to $2,488,120 for the same period in 2001. In the second quarter 2002, revenues net of royalties were $2,564,783 and $294,475 from Yemen and Canada respectively. In 2001, revenues net of royalties were $2,012,979 and $475,141 from Yemen and Canada respectively. Revenues net of royalties in Yemen increased 27% due to a 29% increase in production. The average oil price for the Company's production in Yemen for the second quarter 2002 was $24.56 per barrel compared to $24.67 in the second quarter 2001. Oil produced from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend. Revenue in Canada decreased due to a 34% decrease in gas prices, a 9% decrease in oil and liquids price and a 14% decrease in production. Gas prices averaged $2.65 per Mcf in Canada for the second quarter in 2002 and $4.03 per Mcf for the same period in 2001. Oil and liquids prices in Canada averaged $21.62 per barrel for the first quarter of 2002 and $23.81 per barrel for the same period 2001.

Operating costs of $464,034 averaged $2.95 per Boe in the second quarter of 2002 compared to $329,313 ($2.55 per Boe) in 2001. The increase is a result of higher operating costs on Yemen Block 32 operations associated to increased water handling which averaged $2.46 per barrel in the second quarter of 2002 (Canada was $6.47 per Boe).

The netback per Boe was $15.25 during the second quarter 2002. The comparable figure for the same period in 2001 was $16.73 per Boe. The decrease in netbacks between periods is primarily due to the decrease in oil and gas prices in Canada resulting in significantly lower net back in Canada and increased operating costs in Yemen and Canada.

General and administrative expenses were $237,642 for the three month period ended June 30, 2002 as compared to $187,467 in the comparable period in 2001. The increase is mainly attributable to increased professional fees.

Depletion and depreciation was $1,078,000 for the second quarter 2002 compared to $755,000 in 2001. The increase is attributable to the inclusion of significantly more costs in the depletable base in Yemen. In Yemen, unproven properties in the amount of $9,579,079 were excluded from costs subject to depletion and depreciation. This amount represents all costs incurred in Block S-1 and a portion of the costs on Block 32 relating to exploration not directly incurred on the currently producing property. These costs will be included in the depletable base over the period of the development term of 20-25 years as the Blocks become fully developed.

Current income tax for the second quarter 2002 in the amount of $234,862 ($182,491 in 2001) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32. The increase is due to increased revenues from Block 32 in Yemen.

Capital Expenditures

Capital expenditures in the second quarter of 2002 were $717,686 and $102,683 in Yemen and Canada respectively. Expenditures in Yemen on Block 32 were primarily for drilling Asswairy #1, system expansions and well workovers at Tasour. Block S-1 expenditures were primarily for pre-drilling inventory and associated expenses for the 2002 exploration drilling program.

Canadian capital expenditures in the second quarter of 2002 relate mainly to production equipment at Cherhill and capitalized geological overhead.

Liquidity and Capital Resources

TransGlobe expects to fund its capital requirements for the balance of 2002 out of working capital, cash flow, debt and equity financing as may be required. At June 30, 2002, the Company had working capital of $2,409,891, a revolving credit facility of $Cdn2,500,000 of which $Cdn1,625,000 was drawn and an acquisition credit facility of $Cdn2,000,000 to support its capital expenditure program. The Company has flexibility in adjusting its Canadian capital expenditure program should commodity price fluctuations affect cash flows and thus its ability to borrow funds.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
REVENUE				
Oil and gas revenue net of royalties	**$ 2,859,258**	$ 2,488,120	**$ 4,830,330**	$ 4,978,085
Interest income	**35,445**	2,320	**35,845**	4,062
	2,894,703	2,490,440	**4,866,175**	4,982,147
EXPENSES				
Operating	**464,034**	329,313	**876,440**	777,832
General and administrative	**237,642**	187,467	**430,545**	320,190
Interest	**7,040**	2,068	**8,536**	4,066
Depletion and depreciation	**1,078,000**	755,000	**1,956,000**	1,489,000
	1,786,716	1,273,848	**3,271,521**	2,591,088
Net income before income taxes	**1,107,987**	1,216,592	**1,594,654**	2,391,059
Income taxes	**234,862**	182,491	**406,526**	351,658
NET INCOME FOR THE PERIOD	873,125	1,034,101	**1,188,128**	2,039,401
DEFICIT, BEGINNING OF PERIOD	**(17,409,695)**	(19,781,635)	**(17,724,698)**	(20,786,935)
DEFICIT, END OF PERIOD	**$ (16,536,570)**	$(18,747,534)	**$(16,536,570)**	$(18,747,534)
Net income per basic and diluted share	**$ 0.02**	$ 0.02	**$ 0.02**	$ 0.04

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	June 30, 2002	December 31, 2001
	(Unaudited)	
ASSETS		
Current		
Cash	$ 2,473,723	$ 1,174,846
Accounts receivable	1,502,464	975,773
Prepaid expenses	70,458	60,687
	4,046,645	2,211,306
Capital assets		
Canada	3,308,333	3,044,746
Republic of Yemen	13,569,756	13,591,437
	$ 20,924,734	$ 18,847,489
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 564,996	$ 828,959
Revolving demand loan	1,071,758	-
	1,636,754	828,959
Provision for site restoration and abandonment	114,209	106,209
	1,750,963	935,168
SHAREHOLDERS' EQUITY		
Share capital	35,710,341	35,637,019
Deficit	(16,536,570)	(17,724,698)
	19,173,771	17,912,321
	$ 20,924,734	$ 18,847,489

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$ 873,125**	$ 1,034,101	**$ 1,188,128**	$ 2,039,401
Items not involving cash:				
Performance bonus expense paid in shares	**-**	16,218	**73,630**	16,218
Depletion and depreciation	**1,078,000**	755,000	**1,956,000**	1,489,000
Cash flow from operations	**1,951,125**	1,805,319	**3,217,758**	3,544,619
Change in non-cash working capital	**(277,005)**	290,860	**(443,156)**	624,652
	1,674,120	2,096,179	**2,774,602**	4,169,271
FINANCING				
Issue of share capital	**-**	22,001	**(308)**	27,500
Revolving demand loan	**1,071,758**	(81,260)	**1,071,758**	(77,634)
	1,071,758	(59,259)	**1,071,450**	(50,134)
INVESTING				
Purchase of capital assets				
Yemen	**(717,686)**	(308,789)	**(1,777,319)**	(1,059,818)
Canada	**(102,683)**	(319,777)	**(412,587)**	(688,123)
Change in non-cash working capital	**(256,460)**	(417,855)	**(357,269)**	(1,100,085)
	(1,076,829)	(1,046,421)	**(2,547,175)**	(2,848,026)
NET INCREASE IN CASH	**1,669,049**	990,499	**1,298,877**	1,271,111
CASH, BEGINNING OF PERIOD	**804,674**	345,526	**1,174,846**	64,914
CASH, END OF PERIOD	**$ 2,473,723**	$ 1,336,025	**$ 2,473,723**	$ 1,336,025
Cash flow per basic and diluted share	**$ 0.04**	$ 0.04	**$ 0.06**	$ 0.07
Supplemental Disclosure:				
Cash interest paid	**$ 7,040**	$ 2,068	**$ 8,536**	$ 4,066
Cash taxes paid	**$ 234,862**	$ 182,491	**$ 406,526**	$ 351,658

Notes to the Consolidated Financial Statement

1. Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for the three month and six month periods ended June 30, 2002 and 2001 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2001, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2001.

2. Change in accounting policies

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair market value method for stock options issued on or after January 1, 2002.

Also effective January 1, 2002, Canadian accounting standards require that revolving debt with terms of 364 days or less are to be included in current liabilities. The Company's current credit facility has therefore been included in current liabilities. There have been no changes in the terms or conditions of the facility.

3. Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares	2002	
	Shares	**Amount**
Balance, December 31, 2001	51,244,801	**$ 35,637,019**
Stock bonus	250,000	**73,630**
Private placement, issue costs	-	**(308)**
Balance, June 30, 2002	51,494,801	**$ 35,710,341**

Continuity of stock options	
Balance, December 31, 2001	2,379,500
Granted	1,400,000
Exercised	-
Expired	(155,000)
Balance, June 30, 2002	**3,624,500**

The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Compensation costs	$ 10,000	$ 10,000
Net earnings:		
As reported	$ 873,125	$ 1,188,128
Pro forma	$ 863,125	$ 1,178,128
Net earnings per common share		
Basic and diluted		
As reported	$0.02	$0.02
Pro forma	$0.02	$0.02

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

Risk free interest rate (%)	5.05
Expected lives (years)	5.00
Expected volatility (%)	66.35
Dividend per share	0.00

4. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the six months ended June 30, 2002 was 51,403,641 (2001 – 50,535,332) and 51,952,759 (2001 – 51,238,336), respectively.

5. Segmented information

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Oil and gas revenue net of royalties				
Yemen	**$ 2,564,783**	$2,012,979	**$ 4,337,855**	$3,878,411
Canada	**294,475**	475,141	**492,475**	1,099,674
	2,859,258	2,488,120	**4,830,330**	4,978,085
Operating				
Yemen	**338,238**	231,958	**635,515**	561,961
Canada	**125,796**	97,355	**240,925**	215,871
	464,034	329,313	**876,440**	777,832
Depletion and depreciation				
Yemen	**996,000**	665,000	**1,799,000**	1,310,000
Canada	**82,000**	90,000	**157,000**	179,000
	1,078,000	755,000	**1,956,000**	1,489,000
Segmented operations	**1,317,224**	1,403,807	**1,997,890**	2,711,253
Other income	**35,445**	2,320	**35,845**	4,062
General and administrative	**237,642**	187,467	**430,545**	320,190
Interest	**7,040**	2,068	**8,536**	4,066
Income taxes	**234,862**	182,491	**406,526**	351,658
Net income	**$ 873,125**	$ 1,034,101	**$ 1,188,128**	$ 2,039,401

6. Subsequent event

During the quarter, the Company issued a three year letter of credit in the amount of $1,500,000 in support of the commitments of the second exploration period on Block S-1 in Yemen. This letter of credit was secured by a term deposit of an equal amount consisting of $750,000 cash and $750,000 borrowed on the Company's line of credit. This letter of credit will be released upon the fulfillment of the remaining Block S-1 Second Period commitments (drilling two wells).

Subsequent to the quarter end, the Company obtained a guarantee from Export Development Canada which was issued to the Company's banker as security on the issued letter of credit. The term deposit security was released to TransGlobe and all bank indebtedness was repaid. The Company's obligation to Export Development Canada is secured by a first floating charge debenture (subordinated to the Bank's interest in the Canadian assets and first to the foreign assets).

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION

Ross G. Clarkson
President & C.E.O.

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ste. 2900, 330 – 5th Avenue. S.W., Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

Submitted herewith:

News release as filed on SEDAR and disseminated through Canadian Corporate News as follows:

August 16, 2002: TransGlobe Energy Corporation Announces 2002 Second Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 16, 2002

By: [signature]
David C. Ferguson
Vice President Finance & CFO